

June 16, 2025

Peter Coughenour
Chief Financial Officer
Agree Realty Corp
32301 Woodward Avenue
Royal Oak, MI 48073

> **Re: Agree Realty Corp**
> **Form 10-K for the year ended December 31, 2024**
> **Filed February 11, 2025**
> **File No. 001-12928**

Dear Peter Coughenour:

We have reviewed your June 2, 2025 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 14, 2025 letter.

Form 10-K for the year ended December 31, 2024
Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-15

1. We note your response to our prior comment. Please clarify whether significant segment expenses and other segment items are identical to what is presented on the face of your Consolidated Statements of Operations and Comprehensive Income. If so, include disclosure to this effect in future filings.

    Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction